UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 000-56840

ChdgAI Commodities Limited

(Exact name of registrant as specified in its charter)

Unit 7-1, Flat A, 3/F, Chevalier Industrial Building,

43-45 Beech Street, Tai Kok Tsui, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this report is an announcement of ChdgAI Commodities Limited (the “Company”), dated August 26, 2026, regarding the Company’s unaudited interim condensed consolidated financial statements as of March 31, 2026 and September 30, 2025 and for the six months ended March 31, 2026 and 2025.

Attached as Exhibit 99.2 to this report are the Company’s unaudited interim condensed consolidated financial statements as of March 31, 2026 and September 30, 2025 and for the six months ended March 31, 2026 and 2025.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement of ChdgAI Commodities Limited, dated August 26, 2026 — Fiscal 2026 First Half Financial Results
99.2	Interim Condensed Consolidated Financial Statements as of March 31, 2026 (Unaudited) and September 30, 2025 (Audited), and for the Six Months Ended March 31, 2026 and 2025 (Unaudited)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChdgAI Commodities Limited
Date: August 26, 2026
	By:	/s/ Haichun Yang
	Name:	Haichun Yang
	Title:	Chief Executive Officer